UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIVO PARTICIPACOES S.A.

(Name of Issuer)

American Depository Shares (as evidenced by American Depository Receipts) each representing one share of Preferred Stock

(Title of Class of Securities)

92855S101

(CUSIP Number)

Gaylord Macnack

Flevolaan 41A

1411 KC NAARDEN

P.O. Box 5081

1410 AB NAARDEN

The Netherlands

+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP

Exchange House
Primrose Street

London EC2A 2HS

United Kingdom

+44 20 7374 8000

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stichting Administratiekantoor Talpa Beheer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Beheer BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Capital Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP I BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund I CV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 92855S101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johannes Hendrikus Hubert de Mol

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 47,248,313(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 47,248,313(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,248,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons own 47,248,313 American Depository Shares each representing one share of Preferred Stock of Vivo Participacoes S.A.

(2) The calculation of the foregoing percentage is based on 917,186,080 shares of Preferred Stock of Vivo Participacoes S.A. outstanding as of December 2006, as reported on the issuer’s Form 6-K filed with the Securities and Exchange Commission on February 28, 2007.

Item 1.	Security and Issuer

This Schedule 13D (the "Schedule") relates to 47,248,313 shares of Preferred Stock (the “Shares”) of Vivo Participacoes S.A. (the “Company”). The Company’s principal offices are located at Av. Roque Petroni Jr., No. 1464, 6th floor-part, "B" Building, 04707-000-Sao Paolo, SP, Federative Republic of Brazil.

Item 2.	Identity and Background

(a), (b) and (c) This Schedule is being filed jointly by (i) Stichting Administratiekantoor Talpa Beheer (“Stichting”), a foundation organized under the laws of The Netherlands, (ii) Talpa Beheer BV (“Talpa”), a corporation organized under the laws of The Netherlands, (iii) Talpa Capital Holding BV (“Talpa Capital Holding”), a corporation organized under the laws of The Netherlands, (iv) Cyrte Investments BV (“Cyrte Investments”), a corporation organized under the laws of The Netherlands, (v) Cyrte Investments GP I BV (“Cyrte Investments GP”), a corporation organized under the laws of The Netherlands, (vi) Cyrte Fund I CV (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands, and (vii) Johannes Hendrikus Hubert de Mol (collectively, the “Reporting Persons”).

Stichting owns all of the outstanding capital stock of Talpa. Talpa has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund. Talpa Capital Holding has a 75% ownership interest in Cyrte Investments. Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP. Cyrte Investments is also the director (bestuurder) of Cyrte Investments GP. Cyrte Investments GP is the general partner of Cyrte Fund. Mr. de Mol is the sole director (bestuurder) of Talpa and F.J. Botman is the sole director (bestuurder) of Talpa Capital Holding and Cyrte Investments.

The business address of Stichting, Talpa and Mr. de Mol is Burgemeester A. Colijnweg 2, 1182 AL Amstelveen, The Netherlands. The business address of Talpa Capital Holding, Cyrte Investments, Cyrte Investments GP, Cyrte Fund and Mr. Botman is Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands.

The principal activity of Stichting is to hold and administer the shares in the capital of Talpa for the benefit of the holders of depositary receipts issued by Stichting and to exercise the voting rights attached to such shares. One of the principal occupations of Mr. de Mol, a media entrepreneur, is to direct the activities of Talpa and other interests including Talpa Media Holding NV (“Talpa Media”). The principal business of Talpa Media is the conduct of media activities including television and radio production in The Netherlands and the principal business address of Talpa Media is Zevenend 45-4, 1251 RL Laren, The Netherlands. The principal business of Talpa is investment management. Talpa Capital Holding is a holding company; its principal business is solely to hold shares in Cyrte Investments. The principal business of Cyrte Investments is investment management. Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund. Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors. Mr. Botman’s principal occupation is to act as director (bestuurder) of Talpa Capital Holding and Cyrte Investments.

(d) During the last five years, the Reporting Persons and Mr. Botman have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons and Mr. Botman have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. de Mol and Botman are citizens of The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

Cyrte Fund obtained the funds to purchase the Shares from capital contributions made to its working capital by its limited partners, including Talpa. The total amount of funds used for the acquisition of the Shares on April 30, 2007 by the Reporting Persons was $8,879,547.

Item 4.	Purpose of Transaction

The Reporting Persons are acquiring the Shares of the Company for investment purposes. The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice. The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Amendment, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company's report on Form 6-K for the month of February 2007 filed with the Securities and Exchange Commission on February 28, 2007, there were 917,186,080 Shares outstanding as of December 2006. Cyrte Investments GP directly owns 47,248313 Shares (through American Depositary Shares evidenced by American Depositary Receipts), which represents 5.15% of the Shares outstanding as of December 2006. Cyrte Investments GP directly owns 47,248,313 Shares, which represents 5.15% of the Shares outstanding as of May 2, 2007. None of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol directly own any Shares. However each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Shares directly owned by Cyrte Investments GP by virtue of the fact that: Stichting owns all of the outstanding capital stock of Talpa; Mr. de Mol is the sole director (bestuurder) of Talpa, an entity which has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund; Talpa Capital Holding has a 75% ownership interest in Cyrte Investments; Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owns all of the outstanding capital stock of Cyrte Investments GP; and Cyrte Investments GP is the general partner of Cyrte Fund. Each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol disclaims beneficial ownership of such Shares for all other purposes except to the extent of their pecuniary interest therein.

(c) During the past 60 days, Cyrte Investments GP has acquired Shares in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

(d) The limited partners of Cyrte Fund, being Talpa and Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke belangen (PGGM), will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements.

(e) Not applicable.

Except for the transactions described in this Schedule, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 99.1

Agreement of Joint Filing among Stichting Administratiekantoor Talpa Beheer, Talpa Beheer BV, Talpa Capital Holding BV, Cyrte Investments BV, Cyrte Investments GP I BV, Cyrte Fund I CV and Johannes Hendrikus Hubert de Mol, dated as of May 8, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Stichting Administratiekantoor Talpa Beheer, by Gaylord Macnack, attorney-in-fact*

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Talpa Beheer BV, by Gaylord Macnack, attorney-in-fact*

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Talpa Capital Holding BV, by Gaylord Macnack, attorney-in-fact*

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Cyrte Investments BV, by Gaylord Macnack, attorney-in-fact*

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Cyrte Investments GP I BV, by Gaylord Macnack, attorney-in-fact*

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Cyrte Fund I CV, by Gaylord Macnack, attorney-in-fact*

Date
May 8, 2007

Signature
/s/ Gaylord Macnack
Johannes Hendrikus Hubert de Mol, by Gaylord Macnack, attorney-in-fact*

* Signed pursuant to powers of attorney, dated July 30, 2006, August 3, 2006 and January 18, 2007, included as Exhibit 99.2 to the statement on a Schedule 13D filed with the Securities and Exchange Commission on January 19, 2007 by the Reporting Persons and incorporated by reference herein.